January 28, 2014

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission

Re:	Bio-Solutions Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 22, 2013 Response Date: January 14, 2014 File No. 333-147917

Dear Mr. Thompson:

Thank-you for your letter dated January 14, 2014.  The Company requires additional time to draft a response.  We do not have the funds to draft a response.  We are currently working on obtaining suitable financing. We estimate our response will be delivered on February 26, 2014.

Best Regards,

/s/ William Gallagher
William Gallagher
CEO, CFO and Director of Bio-Solutions